UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   COLLINS, DUANE E.
   17325 EUCLID AVENUE
   CLEVELAND, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   May 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT AND CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock               |(1)   |B(1)|V|298.2994(1)       |A  |(1)        |13979.215(2)       |I     |(1)                        |
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Common stock               |5/7/97|M   | |8,108(3)          |A  |$18.75     |59,226             |D     |                           |
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Common stock               |5/12/9|S   | |1,034             |D  |$51.25     |59,226             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common stock               |5/12/9|S   | |1,800             |D  |$51.125    |59,226             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common stock               |      |    | |                  |   |           |27,900             |I     |wife                       |
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Common stock               |8/22/9|A(4)|V|25,755            |A  |(4)        |59,226             |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to buy        |$18.75  |5/7/9|M   | |12,750     |D  |1/6/9|1/5/9|Common stock|12,750(|(5)    |0(6)        |D  |            |
                      |        |7    |    | |           |   |0    |9    |            |3)     |       |            |   |            |
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Options to buy        |$37.00  |8/15/|A   | |59,000     |A  |8/15/|8/14/|Common stock|59,000 |(7)    |59,000(6)   |D  |            |
                      |        |97   |    | |           |   |96   |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period January 1, 1996, through September 30, 1996, Mr. Collins acquired shares in the
Parker-Hannifin Corporation Retirement Savings Plan, as follows: (a) 109.1815 shares through the reinvestment of dividends at an average cost of $40.0265 per share; and (b) 189.1179 shares through matching contributions by the Corporation at an average of $22.7688 per share.
(2) As of March 31, 19967, the latest date for which information is available.
(3) "Pyramid" stock option exercise resulting in net acquisition of 8,108 shares.
(4) Award of restricted stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule
16b-3.
(5)  Granted under the Parker-Hannifin Corporation Employee Stock Option
Plan.
(6) Mr. Collins also owns 213,000 additional stock options granted pursuant to the Corporation's Employee Stock
Option Plans at various exercise prices and expiration dates, as previously reported.
(7) Granted under Parker-Hannifin Corporation 1993 Stock Incentive Program in a transaction exempt under Rule
16b-3.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
June 9, 1997